Exhibit 99.1

WF Holding Limited

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam

Selangor, Malaysia

NOTICE OF EXTRAORDINARY MEETING OF MEMBERS

TO BE HELD ON MARCH 23, 2026

NOTICE IS HEREBY GIVEN that you are cordially invited to attend an extraordinary general meeting (the “Extraordinary Meeting”) of shareholders of WF Holding Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”) to be held on Monday, March 23, 2026, at 10:00 a.m., local time, at Lot 3893, Jalan 4D, Kg. Baru Subang, Seksyen U6, 40150 Shah Alam, Selangor, Malaysia to consider and if thought fit, to pass with or without amendment the following resolutions:

1.	By an ordinary resolution:

(a)	to authorize the Board of the Directors of the Company (the “Board”) to implement one or more share consolidations of the Company’s issued and unissued ordinary shares of par value $0.00005 each within two (2) years after the date of passing of these resolutions at a ratio as the Board may determine from time to time in its absolute discretion; provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1-for-250 (each, a “Share Consolidation”);

(b)	in respect of any and all fractional entitlements to the issued consolidated shares resulting from a Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to such Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of such Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of such Share Consolidation;

(c)	to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect a Share Consolidation; and

(d)	to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with a Share Consolidation.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

The Board fixed 5:00 p.m., New York time on March 9, 2026 as the record date for determining the shareholders entitled to receive notice of and to attend and vote at the Extraordinary Meeting or any adjourned or postponement thereof.

It is important that your shares are represented at the Extraordinary Meeting. We urge you to review the attached Proxy Statement and, whether or not you plan to attend the Extraordinary Meeting in person, please vote your shares promptly.

If you plan to attend the Extraordinary Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Extraordinary Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Extraordinary Meeting and vote in person.

March 10, 2026	By Order of the Board of Directors,

/s/ Chee Hoong Lew
Chee Hoong Lew
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE EXTRAORDINARY MEETING OF MEMBERS TO BE HELD ON MARCH 23, 2026

This Notice and Proxy Statement are also available online at www.iproxydirect.com/WFF

TABLE OF CONTENTS

GENERAL INFORMATION	1
Purpose of the Extraordinary Meeting	1
Shareholders Entitled to Vote at the Extraordinary Meeting	1
Quorum Requirement	2
Votes Required	2
Submission of Votes	2
Proxy Solicitation Costs	2
PROPOSAL 1 – SHARE CONSOLIDATION	3
Purpose of Share Consolidation	3
Effects of a Share Consolidation	4
Procedure for Implementing a Share Consolidation	4
Settlement of Fractional Shares	4
Proposed Resolution	4
Vote Required	5
Recommendation of the Board	5
ADDITIONAL INFORMATION	6
Other Matters	6
Transfer Agent and Registrar	6
Where You can Find More Information	6

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WF Holding Limited

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam

Selangor, Malaysia

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of WF Holding Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our), for the Extraordinary General Meeting of Members (the “Extraordinary Meeting”). The Extraordinary Meeting is to be held on Monday, March 23, 2026, at 10:00 a.m., local time, at Lot 3893, Jalan 4D, Kg. Baru Subang, Seksyen U6, 40150 Shah Alam, Selangor, Malaysia.

We will send or make these proxy materials available to shareholders on or about March 11, 2026.

GENERAL INFORMATION

Purpose of the Extraordinary Meeting

The purposes of the Extraordinary Meeting are to seek shareholders’ approval of the following resolutions:

1.	By an ordinary resolution:

(a)	to authorize the Board to implement one or more share consolidations of the Company’s issued and unissued ordinary shares of par value $0.00005 each within two (2) years after the date of passing of these resolutions at a ratio as the Board may determine from time to time in its absolute discretion; provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1-for-250 (each, a “Share Consolidation”);

(b)	in respect of any and all fractional entitlements to the issued consolidated shares resulting from a Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to such Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of such Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of such Share Consolidation;

(c)	to authorize the transfer agent and share registrar of the Company to update the listed register of members of the Company as may be necessary to reflect a Share Consolidation; and

(d)	to authorize the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with a Share Consolidation.

The Board recommends a vote FOR this proposal.

The Board is not aware of any other matters that will be presented for consideration at the Extraordinary Meeting. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the Extraordinary Meeting or at any postponement or adjournment of the Extraordinary Meeting. Those persons intend to vote that proxy in accordance with their judgment.

Shareholders Entitled to Vote at the Extraordinary Meeting

Only shareholders of record of our ordinary shares as of 5:00 p.m. New York time on March 9, 2026 (the “Record Date”) are entitled to notice and to attend and vote at the Extraordinary Meeting and any adjournment or postponement thereof.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the Extraordinary Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Extraordinary Meeting.

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Extraordinary Meeting or vote by proxy. Whether or not you plan to attend the Extraordinary Meeting, to ensure your vote is counted, we encourage you to vote before the Extraordinary Meeting.

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Extraordinary Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

Quorum Requirement

The Extraordinary Meeting will be held if one or more shareholders entitled to vote and representing not less than one-third (1/3) of the votes attached to all the shares of the Company then in issue are present, either in person or by proxy. If you submit a proxy, even though you abstain as to the proposal, or you are present in person at the Extraordinary Meeting, your shares shall be counted for the purpose of determining if a quorum is present. In the event that there are not sufficient votes for a quorum, the Extraordinary Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

Votes Required

Assuming a quorum as referenced above is reached, the proposal requires an ordinary resolution under Cayman Islands law, being the affirmative (“FOR”) vote of a simple majority of the votes cast by such shareholders, being present and entitled to vote at the Extraordinary Meeting, voting in person or by proxy at the Extraordinary Meeting

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposal. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact the outcome of the proposal.

Submission of Votes

Your shares may only be voted at the Extraordinary Meeting if you are entitled to vote and present in person or are represented by proxy. Whether or not you plan to attend the Extraordinary Meeting, we encourage you to vote by proxy to ensure that your shares will be represented. You may vote using any of the following methods described below.

Registered shareholders may vote in the following ways:

●	By submitting your vote online;

●	By submitting your vote telephonically;

●	By completing the proxy card and returning it by fax;

●	By completing the proxy card and returning it to the address noted; or

●	By attending and voting your shares at the Extraordinary Meeting.

We are offering registered shareholders the opportunity to vote their shares by telephone or online. Shareholders may vote by telephone or online by following the procedures described on the proxy card. To vote via telephone or online, please have the proxy card in hand and call the number or go to the website listed on the proxy card and follow the instructions. The telephone and internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly.

If your shares are held in a stock brokerage account or by a bank or other nominee, follow the instructions provided by your broker, bank or other nominee for voting your shares prior to the Extraordinary Meeting.

The instructions by which you may vote your shares at the Extraordinary Meeting differ based on whether you hold shares in your name as the shareholder of record or beneficially in street name. Shares held beneficially in street name may be voted at the Extraordinary Meeting only if you first obtain a legal proxy from the broker, bank or other nominee that holds your shares as of the Record Date. We are not involved in the provision of legal proxies from brokers to beneficial shareholders. If either you do not request a legal proxy prior to the Extraordinary Meeting or your broker fails to provide you with a legal proxy, then you will not be able to vote at the Extraordinary Meeting.

Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions online or by telephone, fax or mail so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and our officers and employees, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. We will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

PROPOSAL 1 – SHARE CONSOLIDATION

Purpose of Share Consolidation

Our ordinary shares are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol of “WFF.” In order for the ordinary shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of $1.00 per share (the “Bid Price Rule”). According to Nasdaq Rule 5810(c)(3)(A), a failure to meet the continued listing requirement for minimum bid price is determined to exist if the deficiency continues for a period of 30 consecutive business days. Upon such failure, a company will be notified by Nasdaq and will have a period of 180 calendar days from such notification to regain compliance.

On October 28, 2025, we received a written notification letter from Nasdaq, notifying us that we were not in compliance with the Bid Price Rule and we were provided 180 calendar days, or until April 27, 2026, to regain compliance.

The Board believes that a delisting of our ordinary shares from Nasdaq would likely result in decreased liquidity. Such decreased liquidity would result in an increase in the volatility of the trading price of our ordinary shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could cause a loss of confidence among corporate partners, customers and employees, which could harm our business and future prospects.

In evaluating whether or not to conduct a Share Consolidation, the Board will take into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidations held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidations have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation. The Board will consider these factors, and the potential harm of being delisted from Nasdaq.

There can be no assurance that, after a Share Consolidation, we would be able to maintain the listing of our ordinary shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of our ordinary shares. Shareholders should recognize that if a Share Consolidation is effected, they will own a smaller number of shares than they currently own. While we expect that a Share Consolidation will result in an increase in the market price of our ordinary shares, it may not increase the market price of our ordinary shares in proportion to the reduction in the number of ordinary shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If a Share Consolidation is effected and the market price of our ordinary shares declines, the percentage declines as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of our ordinary shares could be adversely affected by the reduced number of ordinary shares that would be outstanding after a Share Consolidation. Accordingly, a Share Consolidation may not achieve the desired results that have been outlined above.

The Board has requested that shareholders authorize the Board to implement one or more Share Consolidations within two (2) years at a ratio as the Board may determine from time to time in its absolute discretion, subject to the limitations described below, as opposed to approval of a specified ratio at a specified time, in order to give the Board maximum discretion and flexibility to determine the consolidation ratio and timing based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of shareholders will be required to effect a Share Consolidation.

To enhance our ability to regain compliance with the Bid Price Rule and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and its shareholders to authorize the Board to effectuate one or more Share Consolidations to increase the market price of our ordinary shares to meet the Bid Price Rule if needed. As a result, the Board is soliciting shareholders’ approval of the authorization for the Board to implement one or more Share Consolidations with an accumulative consolidation ratio of not more than 1-for-250, with the exact ratio and timing to be determined by the Board in its sole discretion within two (2) years after the shareholders’ approval.

Effects of a Share Consolidation

Authorized Shares and Unissued Shares

At the time that a Share Consolidation is effective, our authorized shares will be consolidated at the ratio determined by the Board, accompanied by a corresponding increase in the par value of the shares. Accordingly, the number of unissued shares will be reduced at the same ratio.

Issued and Outstanding Shares

A Share Consolidation will also reduce the number of issued and outstanding shares at the ratio determined by the Board, accompanied by a corresponding increase in the par value of the shares. Each shareholder’s proportionate ownership of the issued and outstanding shares immediately following the effectiveness of a Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares, as described below.

Proportionate adjustments will be made based on the ratio of a Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares being delivered upon such exercise, exchange or conversion, immediately following a Share Consolidation as was the case immediately preceding such Share Consolidation.

Procedure for Implementing a Share Consolidation

As soon as practicable after the effective date of a Share Consolidation, shareholders will be notified that a Share Consolidation has been implemented through a filing with Securities and Exchange Commission (the “SEC”). For registered shareholders, since all ordinary shares are maintained in book entry form with our transfer agent, VStock Transfer, LLC, no action will be required in connection with a Share Consolidation. Our transfer agent will implement the Share Consolidation and provide registered shareholders with updated account statements reflecting the Share Consolidation.

Banks, brokers or other nominees will be instructed to implement a Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation.s If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Settlement of Fractional Shares

At the Extraordinary Meeting, you will also be asked to approve, in respect of any and all fractional entitlements to the issued consolidated shares resulting from a Share Consolidation, the authorization for the Board to settle as they consider expedient any difficulty which arises in relation to such Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of such Share Consolidation.

Proposed Resolution

It is proposed that at the Extraordinary Meeting the following resolution be adopted:

“RESOLVED as an ordinary resolution, that:

(a)	the Board is hereby authorized to implement one or more share consolidations of the Company’s issued and unissued ordinary shares of par value $0.00005 each within two (2) years after the date of passing of these resolutions at a ratio as the Board may determine from time to time in its absolute discretion; provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1-for-250 (each, a ’Share Consolidation’);

(b)	in respect of any and all fractional entitlements to the issued consolidated shares resulting from a Share Consolidation, to authorize the Board to settle as they consider expedient any difficulty which arises in relation to such Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of such Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of such Share Consolidation;

(c)	the transfer agent and share registrar of the Company by and is hereby authorized to update the listed register of members of the Company as may be necessary to reflect a Share Consolidation; and

(d)	the registered office provider of the Company by and is hereby authorized to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with a Share Consolidation.”

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Extraordinary Meeting is required to approve this proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THIS PROPOSAL.

ADDITIONAL INFORMATION

Other Matters

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. Its address is 18 Lafayette Pl, Woodmere, NY 11598, and its telephone number is 212-828-8436.

Where You can Find More Information

We file annual reports and other documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

March 10, 2026	By Order of the Board of Directors,

/s/ Chee Hoong Lew
Chee Hoong Lew
Chief Executive Officer